                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                                   CADIZ INC.
                                   ----------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                    127537207
                                    ---------
                                 (CUSIP Number)


                                December 31, 2004
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]   Rule 13d-1(b)
                  [X]   Rule 13d-1(c)
                  [ ]   Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 127537207                   13G                     Page 2 of 7 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Bedford Oak Advisors, LLC 13-4007124

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          828,500 (see Item 4)
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            828,500 (see Item 4)
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     828,500 (see Item 4)

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.01% (see Item 4)

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     00

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 7 Pages

CUSIP No. 127537207                   13G                     Page 3 of 7 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Harvey P. Eisen

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          828,500 (see Item 4)
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            828,500 (see Item 4)
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     828,500 (see Item 4)

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.01% (see Item 4)

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 7 Pages


ITEM 1(A)                          NAME OF ISSUER:
                                   --------------
                                   Cadiz Inc. ("the Company")

ITEM 1(B)                          ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                                   -----------------------------------------------
                                   100 Wilshire Boulevard, Suite 100
                                   Santa Monica, CA 90401

ITEMS 2(A) AND 2(B)                NAME OF PERSON FILING AND BUSINESS OFFICE:
                                   ------------------------------------------
                                   This statement is filed by: (i) Bedford Oak Advisors, LLC ("BOA") and (ii) Harvey P.
                                   Eisen, in his capacity as managing member of BOA. The principal business address of each reporting person is 100 South Bedford Road, Mt. Kisco, New York 10549.

ITEM 2(C)                          CITIZENSHIP:
                                   ------------
                                   BOA is a Delaware limited liability company Mr. Eisen is a United States citizen.

ITEM 2(D)                          TITLE OF CLASS OF SECURITIES:
                                   -----------------------------
                                   Common Stock, par value $0.01 per share ("Common Stock")

ITEM 2(E)                          CUSIP NUMBER:
                                   -------------
                                   127537207

ITEM 3                             Not Applicable


ITEM 4                             OWNERSHIP:
                                   ----------
                                   The percentages used herein are calculated based upon 10,324,330 shares of Common
                                   Stock issued and outstanding as of November 30, 2004, as disclosed by the Company in a press release issued November 30, 2004, plus an additional 17,000 shares of Common
                                   Stock underlying warrants which are beneficially owned by one of the reporting persons which are included pursuant to Rule 13d-3(d)(1)(i) of the Act.

                                   As of the close of business on February 14, 2005:

                                   1. Bedford Oak Advisors, LLC
                                   (a) Amount beneficially owned: -828,500-
                                   (b) Percent of class: 8.01%
                                   (c)(i) Sole power to vote or direct the vote: -0-
                                   (ii) Shared power to vote or direct the vote: -828,500-
                                   (iii) Sole power to dispose or direct the disposition: -0-
                                   (iv) Shared power to dispose or direct the disposition: -828,500-



                              Page 4 of 7 Pages


                                   2. Harvey P. Eisen
                                   (a) Amount beneficially owned: -828,500-
                                   (b) Percent of class: 8.01%
                                   (c)(i) Sole power to vote or direct the vote: -0-
                                   (ii) Shared power to vote or direct the vote: -828,500-
                                   (iii) Sole power to dispose or direct the disposition: -0-
                                   (iv) Shared power to dispose or direct the disposition: -828,500-

                                   BOA controls 811,500 shares of Common Stock in its capacity as the investment manager of Bedford Oak Capital, L.P., Bedford Oak Offshore, Ltd. and Bedford Oak Partners,
                                   L.P., which entities own 200,000, 200,000 and 411,500 shares of Common Stock, respectively. The 411,500 shares of Common Stock held by Bedford Oak Partners, L.P.
                                   include 17,000 shares of Common Stock underlying warrants exercisable within 60 days and are included pursuant to Rule 13d-3(d)(1)(i) of the Act. Harvey P. Eisen controls
                                   811,500 shares of Common Stock in his capacity as the managing member of BOA.


ITEM 5                             OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
                                   --------------------------------------------
                                   Not Applicable

ITEM 6                             OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
                                   ---------------------------------------------------------------
                                   Not Applicable

ITEM 7                             IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
                                   REPORTED ON BY THE PARENT HOLDING COMPANY:
                                   -------------------------------------------------------------------------------------
                                   Not Applicable

ITEM 8                             IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
                                   ----------------------------------------------------------
                                   Not Applicable

ITEM 9                             NOTICE OF DISSOLUTION OF GROUP:
                                   ------------------------------
                                   Not Applicable

ITEM 10                            CERTIFICATION:
                                   --------------


                               Page 5 of 7 Pages

         By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                               Page 6 of 7 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 15, 2005

BEDFORD OAK ADVISORS, LLC


By: /s/ Harvey P. Eisen
    ---------------------------------
Name: Harvey P. Eisen
Title: Chairman and Managing Member


HARVEY P. EISEN


/s/ Harvey P. Eisen
------------------------------------


                               Page 7 of 7 Pages